Exhibit 99.1

Phoenix New Media Reports Third Quarter 2015 Unaudited Financial Results

3Q15 Mobile Advertising Revenues Up 89.8% YOY

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on November 10

BEIJING, China, November 11, 2015 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the quarter ended September 30, 2015.

“In the third quarter, we continued to move forward in strengthening and expanding our core mobile apps as well as further honing our journalistic capacities,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “The trend towards mobile has brought with it both challenges and significant opportunities. We continue to see soft advertising demand for PC ads, but are encouraged by our 90% year-over-year growth in mobile ad revenues. Even more promising is the progress we have made with our core and complementary mobile products, which place ifeng uniquely at the crossroads of technology and serious journalism. We see mobile as the major gateway for news consumption going forward, and consequentially we are restlessly pursuing our user base expansion across our various mobile apps, optimizing our targeting technology and integrating next-generation high-efficiency ad solutions. We are optimistic about our technology investments and encouraged by the progress we have made so far. Going forward, we will focus on leveraging our premium content and technology to accelerate user base growth and capitalize on emerging monetization opportunities on mobile.”

Mr. Ya Li, president of Phoenix New Media, stated, “The third quarter financial results came in line with our guidance. We have been experiencing the macro-economic headwinds which had hindered our advertisement revenue growth thus far in 2015, but we are taking positive steps to address the issue. With Yidian, we continue to amass a broad user-base in a younger demographic, and through continuous innovation in Yidian’s ‘Interest Engine’, we are able to build sophisticated user profiles and enhance big data insights. We believe this capability will continue to increase the stickiness of the app and carry massive untapped monetization potential for us down the road. According to TalkingData, a third party mobile app analytics company, Yidian currently ranks among the top three news and information applications in terms of mobile user coverage in China. Our flagship ifeng News app continues to see strong progress in terms of content enrichment, vertical development and video traffic, solidifying our hold to our traditional middle class and affluent users and demonstrating that our media DNA and journalistic fervor remains unquestionably strong.”

Third Quarter 2015 Financial Results

REVENUES

Total revenues for the third quarter of 2015 decreased by 9.6% to RMB390.4 million (US$61.4 million) from RMB431.8 million in the third quarter of 2014.

Net advertising revenues (net of advertising agency service fees) for the third quarter of 2015 decreased by 7.9% to RMB300.0 million (US$47.2 million) from RMB325.8 million in the third quarter of 2014, primarily due to weaker demand for brand advertisements on the PC platform, partially offset by the 89.8% year-over-year growth in mobile advertising revenues.

Paid service revenues for the third quarter of 2015 decreased by 14.8% to RMB90.4 million (US$14.2 million) from RMB106.0 million in the third quarter of 2014. Mobile value-added services (“MVAS”)1 revenues for the third quarter of 2015 decreased by 8.7% to RMB71.1 million (US$11.2 million) from RMB77.9 million in the third quarter of 2014. Revenues from games and others2 for the third quarter of 2015 decreased by 31.5% to RMB19.3 million (US$3.0 million) from RMB28.1 million in the third quarter of 2014, primarily due to a decrease in revenues generated from web-based games on the Company’s game platform.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the third quarter of 2015 increased by 3.4% to RMB209.8 million (US$33.0 million) from RMB202.9 million in the third quarter of 2014, primarily due to increases in revenue sharing fees and content and operational costs, offset by a decrease in sales taxes and surcharges. Revenue sharing fees to telecom operators and channel partners in the third quarter of 2015 increased to RMB51.6 million (US$8.1 million) from RMB43.9 million in the third quarter of 2014, mainly due to the increased sales of higher revenue sharing products. Content and operational costs for the third quarter of 2015 increased to RMB107.8 million (US$17.0 million) from RMB104.3 million in the third quarter of 2014, due to increases in content costs. Sales taxes and surcharges for the third quarter of 2015 decreased to RMB29.8 million (US$4.7 million) from RMB33.9 million in the third quarter of 2014. Bandwidth costs was RMB20.7 million (US$3.3 million), which is stable from the same period last year. Share-based compensation included in cost of revenues was RMB4.1 million (US$0.7 million) in the third quarter of 2015, compared to RMB5.7 million in the third quarter of 2014.

Gross profit for the third quarter of 2015 was RMB180.6 million (US$28.4 million), compared to RMB228.9 million in the third quarter of 2014. Gross margin for the third quarter of 2015 was 46.3%, compared to 53.0% in the third quarter of 2014. Adjusted gross margin3, which excludes share-based compensation, for the third quarter of 2015 was 47.3%, compared to 54.3% in the third quarter of 2014.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the third quarter of 2015 increased by 8.5% to RMB172.3 million (US$27.1 million) from RMB158.8 million in the third quarter of 2014. The increase in operating expenses was primarily attributable to our increased spending on mobile traffic acquisition and bad debt provision. Share-based compensation included in operating expenses was RMB7.9 million (US$1.2 million) in the third quarter of 2015, compared to RMB12.2 million in the third quarter of 2014.

1  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

2  Games and others include web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

3  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

Adjusted income from operations for the third quarter of 2015, which excludes share-based compensation, was RMB20.3 million (US$3.2 million), compared to RMB87.9 million in the third quarter of 2014. Income from operations for the third quarter of 2015 was RMB8.3 million (US$1.3 million), compared to RMB70.1 million in the third quarter of 2014.

Adjusted operating margin for the third quarter of 2015, which excludes share-based compensation, was 5.2%, compared to 20.4% in the third quarter of 2014, mainly due to the decrease of gross margin and the increase on mobile traffic acquisition expenses. Operating margin for the third quarter of 2015 was 2.1%, compared to 16.2% in the third quarter of 2014.

OTHER INCOME/(LOSS)

Other income/(loss) reflects loss from equity investments, interest income, net, foreign currency exchange gain or loss and others, net4. Total other income for the third quarter of 2015 increased to RMB16.8 million (US$2.6 million) from RMB12.0 million in the third quarter of 2014. Loss from equity investments for the third quarter of 2015 decreased to RMB2.7 million (US$0.4 million) from RMB5.9 million in the third quarter of 2014. Interest income, net, for the third quarter of 2015 was RMB5.9 million (US$0.9 million), compared to RMB12.4 million in the third quarter of 2014. Foreign currency exchange gain for the third quarter of 2015 was RMB2.7 million (US$0.4 million), compared to foreign currency exchange loss RMB0.2 million in the third quarter of 2014.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Adjusted net income attributable to Phoenix New Media Limited, excluding the non-operating items which are the loss from equity investments and share-based compensation, for the third quarter of 2015 was RMB35.9 million (US$5.7 million), compared to RMB93.3 million in the third quarter of 2014. Adjusted net margin for the third quarter of 2015 was 9.2%, compared to 21.6% in the third quarter of 2014. Adjusted net income per diluted ADS5 in the third quarter of 2015 was RMB0.50 (US$0.08), compared to RMB1.21 in the third quarter of 2014.

Net income attributable to Phoenix New Media Limited for the third quarter of 2015 was RMB21.2 million (US$3.3 million), compared to net income attributable to Phoenix New Media Limited of RMB69.6 million in the third quarter of 2014. Net margin for the third quarter of 2015 was 5.4%, compared to 16.1% in the third quarter of 2014. Net income per diluted ADS in the third quarter of 2015 was RMB0.29 (US$0.05), compared to RMB0.90 in the third quarter of 2014.

As of September 30, 2015, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.13 billion (US$177.9 million).

For the third quarter of 2015, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 72,449,301. As of September 30, 2015, the Company had a total of 569,286,670 ordinary shares outstanding, or the equivalent of 71,160,834 ADSs.

4  “Others, net” primarily consists of government subsidies.

5  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Business Outlook

For the fourth quarter of 2015, the Company expects its total revenues to be between RMB368 million and RMB388 million. Net advertising revenues are expected to be between RMB295 million and RMB310 million. Paid service revenues are expected to be between RMB73 million and RMB78 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. U.S. Eastern Time on November 10, 2015 (November 11, 2015 at 9:00 a.m. Beijing / Hong Kong time) to discuss its third quarter 2015 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135440
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	70842735

A replay of the call will be available through November 17, 2015 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	70842735

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation, loss from equity investments and gain on disposal of an equity investment and acquisition of available-for-sale securities. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, loss from equity investments and gain on disposal of an equity investment and acquisition of available-for- sale securities add clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation, loss from equity investments and gain on disposal of an equity investment and acquisition of available-for- sale securities. Share-based compensation and loss from equity investments have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly-titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, or as an alternative to, the financial measures prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3556 to US$1.00, the noon buying rate in effect on September 30, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

In Beijing, China: Charles Eveslage

In New York City: Katherine Knight

Tel: +1 (646) 277-1276

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	1,285,847	205,122	32,274
Term deposits and short term investments	40,000	800,474	125,948
Restricted cash	—	125,000	19,668
Accounts receivable, net	493,569	503,825	79,273
Amounts due from related parties	176,224	141,796	22,310
Prepayment and other current assets	42,703	67,607	10,637
Deferred tax assets	24,565	33,076	5,204
Total current assets	2,062,908	1,876,900	295,314
Non-current assets:
Property and equipment, net	89,694	88,377	13,905
Intangible assets, net	14,913	14,393	2,265
Available-for-sale investment	77,093	471,565	74,197
Equity investments	68,880	21,083	3,317
Other non-current assets	13,342	16,745	2,635
Total non-current assets	263,922	612,163	96,319
Total assets	2,326,830	2,489,063	391,633
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	128,376	20,199
Accounts payable	271,599	297,249	46,770
Amounts due to related parties	22,489	14,822	2,332
Advances from customers	17,587	22,271	3,504
Taxes payable	88,938	82,552	12,989
Salary and welfare payable	105,073	104,502	16,443
Accrued expenses and other current liabilities	86,307	92,514	14,555
Total current liabilities	591,993	742,286	116,792
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	206
Long-term liabilities	16,867	18,037	2,838
Total non-current liabilities	18,179	19,349	3,044
Total liabilities	610,172	761,635	119,836
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	17,278	16,650	2,620
Class B ordinary shares	22,053	22,053	3,470
Additional paid-in capital	1,587,227	1,555,166	244,692
Treasury stock	(13,379)	—	—
Statutory reserves	65,968	65,968	10,380
Retained earnings	52,852	85,373	13,433
Accumulated other comprehensive loss	(15,341)	(17,255)	(2,715)
Total Phoenix New Media Limited shareholders’ equity	1,716,658	1,727,955	271,880
Noncontrolling interests	—	(527)	(83)
Total shareholders’ equity	1,716,658	1,727,428	271,797
Total liabilities and shareholders’ equity	2,326,830	2,489,063	391,633

* Derived from audited financial statements included in the Company’s Form 20-F dated April 30, 2015.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	325,756	311,888	300,042	47,209	851,649	880,326	138,512
Paid service revenues	106,017	111,019	90,377	14,220	348,146	298,101	46,904
Total revenues	431,773	422,907	390,419	61,429	1,199,795	1,178,427	185,416
Cost of revenues	(202,889)	(222,383)	(209,841)	(33,017)	(574,261)	(622,358)	(97,923)
Gross profit	228,884	200,524	180,578	28,412	625,534	556,069	87,493
Operating expenses:
Sales and marketing expenses	(80,541)	(92,219)	(83,568)	(13,149)	(230,097)	(263,377)	(41,440)
General and administrative expenses	(36,933)	(39,195)	(45,715)	(7,193)	(96,071)	(123,969)	(19,505)
Technology and product development expenses	(41,345)	(42,388)	(42,992)	(6,764)	(105,177)	(126,756)	(19,944)
Total operating expenses	(158,819)	(173,802)	(172,275)	(27,106)	(431,345)	(514,102)	(80,889)
Income from operations	70,065	26,722	8,303	1,306	194,189	41,967	6,604
Other income/(loss):
Interest income, net	12,428	6,463	5,858	922	37,070	21,152	3,328
Foreign currency exchange (loss) /gain	(231)	(2,591)	2,711	427	(6,960)	(1,797)	(283)
Gain on disposition of subsidiaries and acquisition of equity investments	—	—	—	—	22,351	—	—
Loss from equity investments	(5,855)	(9,368)	(2,703)	(425)	(11,422)	(32,090)	(5,049)
gain on disposal of an equity investment and acquisition of available-for- sale securities	—	4,643	—	—	—	4,643	731
Others, net	5,681	5,561	10,965	1,725	18,048	16,228	2,553
Income before tax	82,088	31,430	25,134	3,955	253,276	50,103	7,884
Income tax expense	(13,545)	(9,229)	(4,271)	(672)	(38,083)	(18,359)	(2,889)
Net income	68,543	22,201	20,863	3,283	215,193	31,744	4,995
Net loss attributable to noncontrolling interests	1,018	334	332	52	991	777	122
Net income attributable to Phoenix New Media Limited	69,561	22,535	21,195	3,335	216,184	32,521	5,117
Net income	68,543	22,201	20,863	3,283	215,193	31,744	4,995
Other comprehensive income/(loss), net of tax: fair value remeasurement for available-for-sale securities	—	8,803	(3,008)	(473)	—	2,493	392
Other comprehensive (loss)/ income, net of tax: foreign currency translation adjustment	(20)	(1,619)	(4,026)	(633)	6,347	(4,407)	(693)
Comprehensive income	68,523	29,385	13,829	2,177	221,540	29,830	4,694
Comprehensive loss attributable to noncontrolling interests	1,018	334	332	52	991	777	122
Comprehensive income attributable to Phoenix New Media Limited	69,541	29,719	14,161	2,229	222,531	30,607	4,816
Net income attributable to Phoenix New Media Limited	69,561	22,535	21,195	3,335	216,184	32,521	5,117
Net income per Class A and Class B ordinary share:
Basic	0.12	0.04	0.04	0.01	0.36	0.06	0.01
Diluted	0.11	0.04	0.04	0.01	0.35	0.06	0.01
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.92	0.32	0.30	0.05	2.87	0.46	0.07
Diluted	0.90	0.31	0.29	0.05	2.79	0.45	0.07
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	602,442,619	569,818,126	571,085,620	571,085,620	602,873,027	570,914,628	570,914,628
Diluted	618,547,971	581,266,146	579,594,405	579,594,405	620,892,502	581,481,273	581,481,273

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising service	325,756	311,888	300,042	47,209	851,649	880,326	138,512
Paid service	106,017	111,019	90,377	14,220	348,146	298,101	46,904
Total revenues	431,773	422,907	390,419	61,429	1,199,795	1,178,427	185,416
Cost of revenues
Net advertising service	145,155	144,412	142,043	22,350	372,039	414,277	65,183
Paid service	57,734	77,971	67,798	10,667	202,222	208,081	32,740
Total cost of revenues	202,889	222,383	209,841	33,017	574,261	622,358	97,923
Gross profit
Net advertising service	180,601	167,476	157,999	24,859	479,610	466,049	73,329
Paid service	48,283	33,048	22,579	3,553	145,924	90,020	14,164
Total gross profit	228,884	200,524	180,578	28,412	625,534	556,069	87,493

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended September 30, 2014				Three Months Ended June 30, 2015				Three Months Ended September 30, 2015
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	228,884	5,660	(1)	234,544	200,524	4,493	(1)	205,017	180,578	4,139	(1)	184,717
Gross margin	53.0%			54.3%	47.4%			48.5%	46.3%			47.3%
Income from operations	70,065	17,872	(1)	87,937	26,722	13,461	(1)	40,183	8,303	12,045	(1)	20,348
Operating margin	16.2%			20.4%	6.3%			9.5%	2.1%			5.2%
						13,461	(1)
		17,872	(1)			9,368	(2)			12,045	(1)
		5,855	(2)			(4,643	)(3)			2,703	(2)
Net income attributable to Phoenix New Media Limited	69,561	23,727		93,288	22,535	18,186		40,721	21,195	14,748		35,943
Net margin	16.1%			21.6%	5.3%			9.6%	5.4%			9.2%
Net income per ADS—diluted	0.90			1.21	0.31			0.56	0.29			0.50
Weighted average number of ADSs used in computing diluted net income per ADS	77,318,496			77,318,496	72,658,268			72,658,268	72,449,301			72,449,301

(1)     Excludes share-based compensation

(2)     Excludes loss from equity investments

(3)     Excludes gain on disposal of an equity investment and acquisition of available-for-sale securities

Details of cost of revenues are as follows:

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
(Amounts in thousands)	2014	2015	2015	2015
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	43,882	67,327	51,576	8,115
Content and operational costs	104,347	101,583	107,812	16,964
Bandwidth costs	20,771	21,272	20,696	3,256
Sales taxes and surcharges	33,889	32,201	29,757	4,682
Total cost of revenues	202,889	222,383	209,841	33,017